UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-41385

Visionary Education Technology Holdings Group Inc.

(Translation of registrant’s name into English)

200 Town Centre Blvd.

Suite 408A

Markham, Ontario, Canada L3R 8G5

905-739-0593

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Entry into a Material Definitive Agreement.

Visionary Education Technology Holdings Group Inc. (the “Company”) entered into an Amended and Restated Securities Purchase Agreement (the “SPA”) as of September 19, 2022, with an accredited investor (the “Purchaser”), to issue and sell to the Purchaser a senior secured convertible note of the Company in the principal amount of $1.5 million (the “Note”), and a Series A Warrant and a Series B Warrant to purchase additional common shares of the Company (the Series A Warrant and the Series B Warrant are collectively referred to as the “Warrants”).

The Company issued the Note and the Warrants as of September 19, 2022. The Note is subject to an original issue discount of 10%, and is convertible, in whole and in part, from time to time at the option of the Purchaser commencing March 19, 2023 into the Company’s common shares at a conversion price equal to the lower of (i) $4.00, and (ii) the greater of (x) the Floor Price then in effect and (y) 85% of the lowest trading price of our common shares during the 15 consecutive trading day period preceding the delivery of the conversion notice. Pursuant to the original issue discount, the Purchaser paid $1,350,000 for the Note and related Warrants, less certain fees, and expenses payable by the Company. The Note may not be converted to the extent that the number of common shares owned by the Purchaser and its affiliates will exceed 4.99% of the issued and outstanding shares of the Company at the time of conversion.

The Note matures on September 19, 2023, or earlier under certain conditions set forth in the SPA. The Note accrues interest at the greater of (x) the sum of the prime rate plus four and a half percent (4.5%) per annum and (y) nine percent (9%) per annum, provided that, subject to certain conditions set forth in the SPA, the Company may elect to pay such interest in common shares. The Note ranks senior to all present and future Company indebtedness, subject to certain permitted senior indebtedness (including real estate mortgages). The Company has the right to redeem all, but not less than all, of the outstanding balance under the Note at a 20% premium to the greater of the balance of the Note and the number of common shares into which the Note can then be converted.

The Company’s obligations under the Note, the SPA, the Warrants and other transaction documents are secured by (i) the grant of a first priority lien by the Company and its subsidiaries upon substantially all of the personal and real property of the Company and its subsidiaries pursuant to a security agreement between the Company, its subsidiaries and the Purchaser (the “Security Agreement”) and (ii) by a pledge of 3,620,378 shares held by our principal shareholder, director, and executive director, Fan Zhou (the “Pledge Agreement"). The Company’s obligations under the Note are also subject to a guaranty by the Company and its subsidiaries (the “Guaranty”).

Under the SPA, the Purchaser has customary preemptive rights to participate in any future financing by the Company and the Company agreed to certain restrictions on changes in its capital structure, including the Company’s agreement to certain restrictions on the issuance of additional equity securities so long as the Purchaser owns any Securities (as defined in the SPA), or to engage in any Dilutive Issuances (as defined in the Note) so long as the Note or any Warrants are outstanding.

The Company delivered to Purchaser the Warrants registered in the name of the Purchaser. The Series A Warrant grants the Purchaser the right to purchase 1,279,357 common shares at an exercise price of $4.00 per share until September 19, 2032. The Series B Warrant grants the Purchaser the right, from March 19, 2023 until September 19, 2032, to purchase 1,944,445 common shares at an exercise price equal to lower of (i) $3.60 and (ii) the greater of (x) the Floor Price (as defined in the Note) and (y) 75% of the lowest volume weighted average price of the Company’s common shares during the 15 consecutive trading day period preceding the delivery of the exercise notice. The Warrants may not be exercised to the extent that the number of common shares owned by the Purchaser and its affiliates will exceed 4.99% of the issued and outstanding shares of the Company.

The Company is required to use its best efforts to file, as soon as practicable, a registration statement on the appropriate form providing for the resale by the Purchaser of the common shares issuable upon exercise of the Warrants and conversion of the Note, including interest on the Note through the first anniversary of the Closing Date. The Company is also required to use its best efforts to cause such registration statement to become effective and to always maintain the effectiveness of such registration statement until the Purchaser no longer owns any Warrants or Notes or common shares issuable upon exercise or conversion thereof.

The foregoing description of the SPA, Note, Warrants, Pledge Agreement, Registration Rights Agreement, Security Agreement, and Guaranty is a summary and is qualified in its entirety by reference to the full text of these documents filed as Exhibits 10.1, 10.2, 10.3, 10.4, 10.5, 10.6, 10.7, and 10.8, respectively, to this Current Report on Form 6-K and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

VISIONARY EDUCATION TECHNOLOGY HOLDINGS GROUP INC.

Date: September 26, 2022	By:	/s/ Guiping Xu
Guiping Xu
Chief Executive Officer

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EXHIBIT INDEX

Exhibit Number	Description
10.1	Form of Amended and Restated Securities Purchase Agreement

10.2	Form of Senior Secured Convertible Promissory Note

10.3	Form of Series A Warrant

10.4	Form of Series B Warrant

10.5	Form of Shareholder Pledge Agreement

10.6	Form of Registration Rights Agreement

10.7	Form of Security Agreement

10.8	Form of Guaranty

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